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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          National R.V. Holdings, Inc.
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             (Exact name of registrant as specified in its charter)

         Delaware                                               134-0371079
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(State of incorporation or organization) (I.R.S. Employer Identification No.)

  3411 N. Perris Blvd.,   Perris, CA                                92571
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(Address of principal executive offices)                       (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instructions A(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class            Name of each exchange on which
      To be so registered            each class is to be registered

      Preferred Stock Purchase RightsNew York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)
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Item 1.     Description of Registrant's Securities to be Registered

            On August 20, 1996, the Board of Directors of National R.V. Holdings, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, $.01 par value (the
"Common Stock"), of the Company to the holders of record of Common Stock at the close of business on, September 4, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), at an exercise price of $30.00 per one ten-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 20, 1996 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing Rights (the "Right Certificates") will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, or their employee benefit plans, or a person who acquires his shares in a Sanctioned Tender Offer, as defined below) (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock and (ii)
10 business days (or such later date as may be determined by action of the Board of Directors) following the commencement of (or the announcement of an intention to make) a tender offer or exchange offer (other than a Sanctioned Tender
Offer) the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The earlier of the dates described in clauses (i) and (ii) above is referred to as the "Distribution Date." A "Sanctioned Tender Offer" is a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Board of Directors which are not Acquiring Persons or affiliates or associates thereof determines to be fair and in the best interests of the Company and its shareholders, other than the person making such offer and his affiliates and associates.

            The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each share of Common Stock that becomes outstanding so that all outstanding shares will have attached Rights.

            Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates evidencing Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date and until all necessary regulatory approvals have been obtained. The Rights will expire at the earliest of (i) August 19, 2006, (ii) upon consummation of certain approved merger or exchange transactions as described below, and (iii) upon redemption by the Company as described below.

            In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right, provided that all necessary regulatory approvals have been obtained, to receive upon exercisethat number of shares of Common Stock of the Company having a market value of two times the exercise price of the Right.

            In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction, or more than 50% of its assets or earning power is sold, proper provision shall be made so that each holder of a Right (except as provided below) will thereafter have the right to receive, upon the exercise at the then current exercise price of the Right, that number of shares of common stock of the acquiring or surviving company having a market value of two times the exercise price of the Right. The Rights will expire in connection with a merger or other business combination transaction following a Sanctioned Tender Offer if shareholders are offered the same price and form of consideration in the merger or other business combination transaction as that paid in the Sanctioned Tender Offer.

            Following the occurrence of any of the events described in the preceding two paragraphs, any Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person shall immediately become null and void.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

            No fractional Preferred Shares other than fractions in multiples of one ten-thousandth of a share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

            At any time prior to the tenth day following the first public announcement of the existence of an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Subject to certain conditions, the Company's right of redemption may be reinstated after the expiration of the ten-day redemption period if each Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company or any subsidiary of the Company. Immediately upon the action of the Board of Directors ordering the redemption of the Rights
(or at such time and date thereafter as the Board of Directors may specify), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Company may, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights beneficially owned by such Acquiring Person which became null and void), in whole or in part, for Common Stock at the rate of one share per Right, subject to adjustment.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends.

            The provisions of the Rights Agreement may be amended in any manner prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.     Exhibits

            1. Rights Agreement, dated as of August 20, 1996, between National R.V. Holdings, Inc. and Continental Stock Transfer & Trust Company as Rights Agent which includes: as Exhibit A thereto, Certificate of Designation of Series B Junior Participating Preferred Stock; as Exhibit B thereto, the Form of Rights Certificate; and, as Exhibit C thereto, the Summary of Rights to Purchase Preferred Stock. (1)

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(1) Incorporated by reference from the Company Registration Statement on Form
8-A filed with the SEC on August 23, 1996.
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                                   SIGNATURES


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             National R.V. Holdings, Inc.



                                             By:  /s/ Kenneth W. Ashley
                                             ---------------------------------
                                             Name:  Kenneth W. Ashley
                                             Title:  Chief Financial Officer


Dated:   October 29, 1998

129494
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<corresp>

                               Werbel & Carnelutti
                                 711 Fifth Avenue
                             New York, New York 10022



                                     November 13, 1998



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Filing Desk

                         Re: National R.V. Holdings, Inc. (the "Company") Registration Statement on Form 8-A - Preferred Stock Purchase Rights


Dear Ladies and Gentlemen:

            On behalf of the Company, we hereby transmit for filing pursuant to Securities Exchange Act of 1934 (the "Exchange Act"), the Company's Registration Statement on Form 8-A for the registration of the Company's Preferred Stock Purchase Rights under Section 12(b) of the Exchange Act, in connection with the proposed listing of the Company's Common Stock and Rights on the New York Stock Exchange.

            If you have any questions or need further information with respect to the foregoing, please call the undersigned at (212) 832-8300.

                                     Sincerely,

                                     /s/ Peter DiIorio

                                     Peter DiIorio

cc:   Mr. Kenneth W. Ashley
      New York Stock Exchange, Inc.